UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

Under the Securities Exchange Act of 1934

ELECTROMED, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

285409108
(CUSIP Number)

Kathleen S. Skarvan

500 Sixth Avenue NW
New Prague, MN 56071

952-758-9299

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 14, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 285409108

1.	Names of reporting persons
Kathleen S. Skarvan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC/PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:
	7.	Sole Voting Power 423,323

	8.	Shared Voting Power 45,749

	9.	Sole Dispositive Power 423,323

	10.	Shared Dispositive Power 45,749

11.	Aggregate Amount Beneficially Owned by Each reporting person 469,072

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.3%(1)

14.	Type of reporting person (See Instructions) IN

(1)	The percentage is based upon 8,514,164 shares of common stock outstanding as of February 10, 2023, as reported by the Issuer in its latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on February 14, 2023.

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and supplements the prior Amendment No. 1 to Schedule 13D filed by Kathleen S. Skarvan (the “Reporting Person”) on July 12, 2022 (the “Schedule 13D”) relating to the common stock, par value $0.01 per share, of Electromed, Inc., a Minnesota corporation (the “Issuer”). In the event that any disclosure contained in this Amendment No. 2 is inconsistent with the disclosures contained in the Schedule 13D, the disclosures contained herein shall supersede such inconsistent disclosures from the date of this Amendment No. 2.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

On February 14, 2023, the Reporting Person, the President and Chief Executive Officer of the Issuer, notified the Issuer of her intention to retire from the Issuer effective on or about July 1, 2023 (the “Retirement Date”).

Following the Retirement Date, the Reporting Person is expected to serve as a non-employee member and Chair of the Board of Directors of the Issuer (the “Board”), subject to certain terms and conditions set forth in a letter agreement with the Issuer (the “Letter Agreement”). The Letter Agreement further provides that so long as the Reporting Person does not terminate her employment with the Issuer before the Retirement Date and does not voluntarily resign from the Board, she will remain eligible to receive her base salary through July 1, 2023 and her annual bonus for the full fiscal year ending June 30, 2023.

The foregoing description of the material terms of the Letter Agreement is qualified by the full text thereof, which is filed as Exhibit 99.1 hereto and incorporated into this Item 4 by reference.

Item 5.	Interest in Securities of the Issuer

(a)    The Reporting Person is deemed to beneficially own an aggregate of 469,072 shares of Common Stock, as follows (i) 189,305 shares of Common Stock and (ii) options to purchase 279,767 shares of Common Stock under the Company’s equity incentive plans, which represents beneficial ownership of approximately 5.3% of the Common Stock. The percentage is based upon 8,514,164 shares of common stock outstanding as of February 10, 2023, as reported by the Issuer in its latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on February 14, 2023.

Does not include 45,533 shares underlying options to purchase Common Stock, which were issued to the Reporting Person under the Issuer’s 2017 Omnibus Incentive Plan, as they are not scheduled to vest within 60 days of the date of this Amendment No. 2.

(b)    The Reporting Person has sole power to vote and dispose of 143,556 shares and all of the shares underlying options, as identified in Item 5(a).

The Reporting Person has shared power to vote and dispose of 45,749 shares held by a trust, of which the Reporting Person is a co-trustee and beneficiary.

(c)     No transactions in the securities of the Issuer were effected by the Reporting Person during the past sixty days.

(d)    Except as described herein with respect to indirect holdings by the Reporting Person, the Reporting Person does not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of any of the securities described herein.

(e)     Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows: The information set forth in Item 4 of this Amendment No. 2 is hereby incorporated into this Item 6 by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended to add the following exhibit:

99.1   Letter Agreement with Kathleen S. Skarvan, dated February 14, 2023 (incorporated herein by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 14, 2023).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2023	/s/ Kathleen S. Skarvan
Kathleen S. Skarvan